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                                                                       Exhibit 8

                                                         Box 5000
                                                         1495 Steiger Lake Lane
                                                         Victoria, MN 55386
                                                         (612) 443-2500
                                                         Fax (612) 443-2668

                                                                    [LOGO]

                                 July 17, 1998

Dear Fellow Shareholder:

    There he goes again. Now Anthony J. Fant has raised the purchase price in his partial tender offer FOR ONLY 11.5% OF HEI'S SHARES from $8 to $9 per share. We believe this is simply another Fant tactic that draws attention away from the real issues. Your Board unanimously recommends that you not tender your shares to Fant. The enclosed amendment to Schedule 14D-9 sets forth our reasons for that recommendation.

    In short, the Board believes that you should focus on the following:

    - Fant's amended offer is still for only 11.5% of HEI's shares (not for all the shares that you might want to sell). What does that mean to you? Based on Fant's figures, if you tender 100 shares, 68 of those shares would be sent back to you without any payment (and even more shares would be returned if more shares are tendered by other shareholders). THE FUTURE VALUE OF THOSE RETURNED SHARES WOULD DEPEND ON THE RESULTS OF THE ON-THE-JOB TRAINING OF FANT AND HIS NOMINEES.

    - In Fant's July 14 newspaper advertisement, he states that "To take advantage of this offer, you must tender your shares and return the GREEN proxy card, if you have not done so already." THAT IS A BLATANTLY MISLEADING STATEMENT. YOU DON'T NEED TO RETURN THE GREEN CARD TO TENDER YOUR SHARES. If you tender your shares, you will be treated the same as all other tendering shareholders, NO MATTER HOW YOU VOTE. In his July 15 letter to shareholders, Fant himself, contrary to his misleading ad, admits that: "You are not required to vote your proxy card to tender your shares." We believe that Fant was required to make this admission. Unfortunately, not all of his misleading statements have been corrected.

    - The Company's performance has been very successful under current management, resulting in increases in net equity from $1.1 million in fiscal 1990 to $17.5 million at May 30, 1998, in annual revenues from $8.5 million in fiscal 1990 to $31 million in fiscal 1997 and in annual pre-tax earnings from $100,000 in fiscal 1991 to amounts ranging between $2 and $4 million in each of fiscal 1992 through 1997. Revenues for the first nine months of fiscal 1998 (ending May 30, 1998) were $14.7 million and pre-tax earnings for that period were $647,000 (negatively affected by $274,000 of expenses incurred in response to Fant's quest for control). Fant's repeated assertions that average annual earnings have declined dramatically during the past five years are astonishing in view of this performance.

    - When the motives for increasing the price of his already oversubscribed partial tender offer were questioned by a highly reputable local securities analyst, Fant responded with a personal attack on the analyst's motivation. This behavior, combined with Fant's repeated maligning of HEI's management and performance record, could damage HEI's ongoing reputation and its relationship with securities analysts and brokers, should Fant succeed in his takeover attempt.

    - THE ADDITIONAL COST TO FANT OF HIS "INCREASED" OFFER IS ACTUALLY LESS THAN HIS ANTICIPATED EXPENSES OF HIS CONTROL ATTEMPT--EXPENSES THAT HE WILL CAUSE HEI (AND THEREFORE YOU, INDIRECTLY AS AN HEI SHAREHOLDER) TO PAY IF HE TAKES CONTROL. Those expenses include the numerous expensive ads and repeated telephone calls that you have been badgered with. HE SAYS THESE COSTS, TOGETHER WITH ALL OF HIS PROXY SOLICITATION EXPENSES, ARE EXPECTED TO EXCEED $500,000.
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July 17,1998

Page 2

    - Why is Fant persisting with his disturbing tactics? WE BELIEVE THAT HE IS FOCUSED ON HEI'S $13 MILLION CASH RESERVE, OVER WHICH HE HOPES TO ACQUIRE CONTROL BY PAYING LESS THAN $8.7 MILLION.

    If Fant is willing to use such tactics and spend so much money, he apparently believes the stock is worth much more than he is paying for it. If so, why would you sell any shares to him? Do you believe that he will run the Company better than existing management? What do you know about him? Consider his tactics. Consider his background and experience. After doing so, we are confident that you will support your current board of directors by voting AGAINST Fant's proposals (Proposals 1 and 3) by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

    REMEMBER, NO TENDERED SHARES HAVE BEEN PURCHASED BY FANT AND YOU HAVE EVERY RIGHT TO VOTE ANY TENDERED SHARES FOR YOUR DIRECTORS AND AGAINST THE FANT PROPOSALS WITHOUT AFFECTING THE VALIDITY OF YOUR TENDER.

Thank you for your support.

HEI, Inc. Board of Directors

    Robert L. Brueck     Eugene W. Courtney    William R. Franta    Frederick M.
                                                                       Zimmerman

    IF YOUR SHARES ARE HELD IN THE NAME OF A BANK OR BROKER, ONLY THAT ORGANIZATION CAN VOTE YOUR SHARES. PLEASE DIRECT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO EXECUTE ON YOUR BEHALF A WHITE PROXY CARD WITH A VOTE AGAINST PROPOSALS 1 AND 3 AND FOR PROPOSAL 2.
    IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE, PLEASE CONTACT OUR PROXY SOLICITOR:
                           Innisfree M&A Incorporated
                            Toll Free--1-888-750-5834
                               501 Madison Avenue
                                   20th Floor
                               New York, NY 10022